UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Resolutions Approved

at the General Ordinary Shareholders’ Meeting Held on December 19, 2013

MEXICO CITY, December 19, 2013 -- Grupo Aeroportuario del Sureste, S.A.B. de C.V.(NYSE: ASR; BMV: ASUR) (ASUR) the first privatized airport group in Mexico and operator of Cancún Airport and eight others in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico, today announced that shareholders adopted the following resolutions and considered the following matters at the General Ordinary Shareholders' Meeting held in Mexico City on December 19, 2013:

General Ordinary Meeting

Summary of Resolutions

Approval of (i) a cash dividend from accumulated retained earnings in the amount of Ps.4.40 (four pesos 40/100 Mexican Currency) per share, which will be paid starting on December 27, 2013 in a single installment to each of the outstanding common Series “B” and “BB” shares representing the paid-in capital stock of the Company, and that are issued, subscribed, fully paid and released on such date and (ii) the taxes for which the Company is responsible with respect to the dividend payment.

The payment of the dividend shall be made through the variable income (Renta Variable) area of S.D. Indeval, S.A. de C.V., at its offices located at Paseo de la Reforma No. 255-3rd  floor, Colonia Cuauhtémoc, 06500, México City, Mexico, from Monday through Friday from 9:30 through 13:00 hours as of December 27, 2013. Payment of the dividend shall be made against delivery of coupon “07” of the outstanding stock certificates in accordance with the terms notified to shareholders.

The dividend payment notice shall be published no later than December 20, 2013 in a newspaper of general circulation.

Special Delegates of the General Ordinary Shareholders’ Meeting were appointed to appear before Notary Public to legalize the minutes of this meeting and undertake any other action necessary to formalize and give effect to the resolutions undertaken at this meeting.

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport of Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 19, 2013